Exhibit 99.1

PENN WEST ANNOUNCES $321 MILLION SALE OF ROYALTIES

FOR IMMEDIATE RELEASE, April 14, 2015

PENN WEST PETROLEUM LTD. (TSX: PWT) (NYSE: PWE) (“Penn West”, “we”, “our”, “us” or the “Company”) is pleased to announce that it has entered into definitive agreements with Freehold Royalties Ltd. (TSX:FRU) relating to the sale by Penn West of an 8.5 percent gross overriding royalty in its working interests in a portion of the Viking play located in the Dodsland area of Saskatchewan and certain of its existing royalties and mineral title lands located in Alberta, Saskatchewan and Manitoba spanning through a variety of plays for an aggregate cash consideration of $321 million, before normal closing adjustments. Closing is expected to occur on or about May 6, 2015, subject to the receipt of regulatory approvals and the satisfaction of customary closing conditions. TD Securities Inc. acted as financial advisor to Penn West on the transaction.

The Company intends to use the proceeds from the sale of these royalties to reduce its senior debt in accordance with the terms of the previously announced agreements in principle with its lenders. The proceeds represent approximately 50 percent of Penn West’s commitment to offer aggregate net proceeds of up to $650 million received from asset dispositions to prepay at par any outstanding principal amounts owing to the holders of our senior, unsecured notes.

Dave Roberts, President and CEO, commented, “This transaction is a strong result for Penn West on all measures and I am pleased with our team’s ability to consistently generate creative solutions in challenging circumstances. This disposition marks a critical milestone in our ongoing strategic focus to reduce debt and strengthen our balance sheet without materially impacting EBITDA or production volumes. We will continue to strengthen Penn West’s long-term financial sustainability and the execution of our light oil focused strategy during this cyclical downturn in oil prices.”

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the expected closing date of on or about May 6, 2015 for the sale of the royalties and the use of proceeds from the sale of the royalties. Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we are unable to execute some or all of our ongoing non-core asset disposition program on favourable terms or at all, including the dispositions discussed herein, whether due to the failure to receive requisite regulatory or other third party approvals or satisfy applicable closing conditions or for other reasons that we cannot anticipate; the possibility that we will not be able to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to our Company and our securityholders as a result of the successful execution of such plan do not materialize; the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; geological, technical, drilling and processing problems; general economic and political conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas, price differentials for crude oil produced in Canada as compared to other markets, and transportation restrictions; royalties payable in respect of our oil and natural gas production and changes to government royalty frameworks; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed, including wild fires and flooding; failure to obtain regulatory, industry partner and other third-party consents and approvals when required, including for dispositions; failure to realize the anticipated benefits of dispositions; changes in tax and other laws that affect us and our securityholders; the potential failure of counterparties to honour their contractual obligations; and the other factors described in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive. The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP Measures Advisory

This news release includes a reference to EBITDA which is earnings before interest, taxes, depletion and amortization and is a non-GAAP measure not defined under International Financial Reporting Standards (“IFRS”). For additional information relating to non-GAAP measures, see our latest management’s discussion and analysis which is available in Canada at www.sedar.com and in the United States at www.sec.gov.

About Penn West

Penn West is one of the largest conventional oil and natural gas producers in Canada. Our goal is to be the company that redefines oil & gas excellence in western Canada. Based in Calgary, Alberta, Penn West operates a significant portfolio of opportunities with a dominant position in light oil in Canada on a land base encompassing approximately 4.5 million acres.

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3 Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com Clayton Paradis, Manager, Investor Relations Phone: 403-539-6343 E-mail: clayton.paradis@pennwest.com